LINXY, INC.
FINANCIAL STATEMENTS
Year Ended December 31, 2023

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members

Linxy, Inc.

Lewes, Delaware 19958

I have reviewed the accompanying financial statements of Linxy, Inc. (A Corporation), which comprise the balance sheet as of December 31, 2023, and the related statements of income, equity and cash flows for the year then ended, and the notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of Linxy, Inc. and to meet other ethical responsibilities, in accordance with the relevant ethical requirements related to my review.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Ernest l. Tomkiewicz CPA

Ernest L Tomkiewicz CPA PLLC

Concord, NH

February 16, 2024

LINXY INC.
Balance Sheet
As of December 31, 2023

		2023
ASSETS		
Current		
Cash	$	14,818
Total Current Assets	$	**14,818**
Non-current	$	
Total Non-current Assets	$	**-**
TOTAL ASSETS	$	**14,818**
LIABILITIES		
Current Liabilities	$	-
Total Current Liabilities	$	**-**
Non-current Liabilities		
Shareholder Note Payable	$	15,294
SAFE Liability		30,000
Total Non-current Liabilities	$	**45,294**
TOTAL LIABILITIES	$	**45,294**
EQUITY		
Common Stock		
Common Stock par value $0.000001		
10,000,000 shares authorized, 9,375,000 issued		
Common	$	9
Restricted		1
Additional Paid-in Capital		(10)
Retained Earnings		(30,476)
TOTAL EQUITY	$	**(30,476)**
TOTAL LIABILITIES AND OWNER'S EQUITY	$	**14,818**

LINXY INC.
Statement of Equity
Year Ended December 31, 2023

		2023
EQUITY - BEGINNING		
Equity	$	-
Changes		
Net Income/(Loss)		(30,476)
TOTAL	$	(30,476)
EQUITY - ENDING	$	(30,476)

LINXY INC.
Income Statement
Year Ended December 31, 2023

		2023
Revenue	$	-
Gross Profit	$	-
Expenses		
Advertising	$	1,226
Bank Fees		130
Contractors		15,150
Legal & Professional		6,887
Meals and Travel		1,196
Office		42
Software		1,286
Start-up Costs		50
Utilities		1,524
Rent		2,985
Total Expenses	$	30,476
NET INCOME/(LOSS)	$	(30,476)

LINXY INC.
Statement of Cash Flows
Year Ended December 31, 2023

		2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	(30,476)
Increase in net assets		
(Increase) decrease from operating assets		-
Increase (decrease) from operating liabilities		-
Net cash used in operating activities	$	(30,476)
CASH FLOWS FROM INVESTING ACTIVITIES		
Shareholder Note Payable	$	15,294
Net cash provided by investing activities	$	15,294
CASH FLOWS FROM FINANCING ACTIVITIES		
SAFE	$	30,000
Net cash provided by financing activities	$	30,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$	14,818
CASH AND CASH EQUIVALENTS, beginning of year	$	-
CASH AND CASH EQUIVALENTS, end of year	$	14,818

		2023
Interest paid	$	-
Taxes Paid	$	-

See accompanying notes and accountant's review report

LINXY, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2023

NOTE A - DESCRIPTION OF BUSINESS

Linxy is an app for meeting and interacting with people. Users can stream live event networking, receive tailored recommendations, grow a professional network and more, all in a safe secure environment.

Revenue

The Company will be monetizing its products and services as management's business plan takes effect and funding is provided to grow operations.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in

active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered.

The Company's cash and marketable securities are carried at fair value level I, determined according to the fair value hierarchy described above. The carrying values of the Company's remaining assets and liabilities which are defined as financial instruments pursuant to GAAP approximate fair value due to their short-term nature.

Cash

The Company considers cash, money market accounts and short-term, highly liquid investments with a maturity of three months or less, as cash in the financial statements. The balance of cash is held in FDIC insured bank accounts. There are no cash equivalents as of December 31, 2023. The Company's cash balance is $14,818 at December 31, 2023.

Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Expenditures for major renewals and improvements that extend the useful lives of the property and equipment are capitalized. Expenditures for repairs and maintenance are charged to operations as incurred. The cost and accumulated depreciation for equipment sold, retired, or otherwise disposed of are relieved from the respective accounts and the resulting gains and losses are reflected in income and losses. Leasehold improvements are amortized over the shorter of the asset's useful life or the lease term. Depreciation of property and equipment is computed using the straight-line method over the assets' estimated lives between 3 – 10 years.

Research and Development Costs

Research and development costs, when incurred in developing, inventing, and testing, are expensed when incurred. There are no research and development expenses for 2023.

Advertising and Marketing Costs

The cost of all advertising is expensed as incurred by the Company. Advertising costs for the year are $1,226.

Revenue recognition

The Company recognizes revenue from its contracts with customers in accordance with FASB Accounting Standards Update ("ASU"), No. 2014-09, Revenue from Contracts with Customers (Topic 606). The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are established, the contract has commercial substance and collectability of consideration is probable. Revenue is recognized when control of the promised good or service is transferred to the Company's customers, in an amount that depicts the consideration the Company expects to be entitled to in exchange for those goods or services. The Company includes, in the transaction price, some or all the variable consideration expected to be received on the promised good or service only to the extent that it is probable that a significant reversal amounting to cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

<u>Taxes</u>

The Company is taxed as a C corporation and complies with FASB ASC 740 accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely than- not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred a taxable loss in 2023. A deferred tax asset account has not been established as of December 31, 2023. The Company has determined that it cannot, with any degree of certainty, determine the amount of tax asset that would be realized in future periods.

The Company is not presently subject to any income tax audit in any taxing jurisdiction.

<u>Leases</u>

The Company uses ASU 2016-02, Leases (Topic 842) ("ASU 2016-02"), to recognize all leases at the commencement date a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. The Company holds no leases to which the standard applies.

NOTE C - SIMPLE AGREEMENTS FOR FUTURE EQUITY (SAFE)

The Simple Agreements for Future Equity (SAFE) are held as a liability to the Company in the balances sheet. The amounts will be held until such time as one of the SAFE triggers applies. All are carried at face value of the contract at inception.

SAFEs are held until one of the following situations occurs and triggers a change.

1. If there is equity financing before the termination of the SAFE, it will convert to the greater of: (a) the number of shares of Standard Preferred Stock equal to the purchase amount divided by the lowest price per share of Standard Preferred Stock, or (b) the number of shares of SAFE preferred stock equal to the purchase amount divided by the SAFE price.

2. If there is a liquidity event before the termination of the SAFE, it will automatically entitle the investor to a portion of the proceeds in direct relation to the liquidity event. The amount due will equal the greater of: (a) the purchase amount (cash-out amount), or (b) the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price.

3. If there is a dissolution event before the termination of the SAFE, the investor will automatically be entitled to receive a portion of the proceeds equal to the cash-out amount.

Liquidation priority of the SAFE's is for the cash-out amount subject to:

1. SAFEs are junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes.

2. On par with payments for other SAFE's and/or preferred stock, and if the applicable proceeds are insufficient to permit full payments to the Investor and such other SAFE's and/or preferred stock, the applicable proceeds will be distributed pro rata to the investor and such other SAFE's and/or preferred stock in proportion to the full payments that would otherwise be due.

3. Senior to payments for common stock.

Termination of SAFE's will occur automatically following the earliest of:

1. The issuance of capital stock to the investor pursuant to the automatic conversion of this SAFE

2. Or, the payment, or setting aside for payment, of amounts due the Investor.

NOTE D – INVESTOR FUNDING

As part of its start-up practices the Company has enlisted the use of Simple Agreements for Future Equity (SAFE). These agreements were designed in 2013 by Y Combinator as a way for companies to secure start-up capital. They are short, simple contracts that offer future equity in the company for an investment now.

The SAFE's issue to the investor the right to certain shares of the Company's Standard Preferred Stock. The agreements are "post-money valuation cap", such that the Company and investor can calculate immediately and precisely how much ownership of the company is under agreement. The calculation is the amount of the investment divided by the "post-cap valuation", which is the total valuation including the investment amount.

As of December 31, 2023, the company held 1 SAFE with a total liability value to the Company of $30,000 on a Company valuation of $3,000,000.

NOTE E – SHAREHOLDER NOTE PAYABLE

The Company holds a line of credit with a shareholder to provide operational funding. The loan provides that the holder may convert up to $5,000 into equity (25,000 shares of common stock) at a $2,000,000 valuation. In addition, any amount not paid back by September 5, 2025, can be converted into common stock shares, up to 75,000, if the holder chooses. If not satisfied, nor converted, an interest rate of 10.00% per annum will be applied to the unpaid balance.

NOTE F – COMMON STOCK

As of December 31, 2023, the Company has 10,000,000 shares of stock authorized with a par value of $0.000001 per share for a total value of $10. The issued common stock at year-end 2023 is 9,375,000 with a total value of $10.

A limited number of shares of the Common Stock have the following restrictions:

1. Held for investors own account for investment only and not with a view to, or for resale in connection with, any "distribution" of the Shares within the meaning of the Securities Act.

2. The Shares have not been registered under the Securities Act by reason of a specific exemption and that the Shares must be held indefinitely, unless they are subsequently registered under the Securities Act or you obtain an opinion of counsel, in form and substance satisfactory to the Company and its counsel, that such registration is not required.

3. The Company may, in its discretion, impose restrictions on the sale, pledge or other transfer of the Shares if, in the judgment of the Company, such restrictions are necessary or desirable to comply with the Securities Act, the securities laws of any State or any other law.

4. The Company shall not be required to (i) transfer on its books any Shares that have been sold or transferred in contravention of the Restriction Agreement or (ii) treat as the owner of Shares, or otherwise accord voting, dividend or liquidation rights to, any transferee to whom Shares have been transferred in contravention of the Restriction Agreement.

5. Limitations on transfer are in addition to and shall not in any way limit any right of first refusal in favor of the Company or the other parties to any Right of First Refusal and Co-Sale Agreement or similar agreement as may be entered into by the Company and certain of its stockholders from time to time.

NOTE G - AVAILABILITY AND LIQUIDITY

The following represents the Company's financial assets for the year ended December 31, 2023:

Cash $14,818

For the year ended December 31, 2023, the Company has no positive cash flow from the commencement of primary operations. The average days cash on hand for the year ended December 31, 2023, is 177 days.

NOTE H – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern. The Company has not yet begun principal operations and as such, there is uncertainty to the ability to generate revenue sufficient to fund operations in the future. With increasing demand and investor interest, management believes it is poised to incur fewer losses than in the past.

NOTE I – RISK MANAGEMENT AND UNCERTAINTY

General

Business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, changes in regulations or restrictions, or competition. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2023, the Company is operating as a going concern.

Insurance

The Company is exposed to various risks of loss related to tort, theft of, damage to and destruction of assets, errors and omissions, and job-related illness or injuries to employees for which it carries commercial insurance to cover the risk of loss for both property and business liability. There are no known claims of incidents that may result in the assumption of material claims arising from potential losses as of December 31, 2023.

NOTE J - DATE OF MANAGEMENT'S REVIEW

In preparing the financial statements, The Company has evaluated events and transactions for potential recognition or disclosure through February 16, 2024, the date that the financial statements are available to be issued. There are no events that require additional disclosures.